Filed Pursuant to Rule 424(b)(5)

Registration No. 333-291595

AMENDMENT NO. 1 (To prospectus supplement dated December 19, 2025 and accompanying prospectus dated December 11, 2025)

Up to $50,000,000

HYPERSCALE DATA, INC.

Shares of Common Stock

This prospectus supplement amendment no. 1 (the “Amendment”) amends the prospectus supplement dated December 19, 2025 (the “Original Prospectus Supplement”). This Amendment should be read in conjunction with the Original Prospectus Supplement and the accompanying prospectus dated December 11, 2025 (the “Prospectus”), each of which are to be delivered with this Amendment, and is qualified by reference thereto, except to the extent that this Amendment contains information that is different from or in addition to the information in the Original Prospectus Supplement. Unless otherwise indicated, all other information in the Original Prospectus Supplement that is not inconsistent with the information set forth in this Amendment remains unchanged.

On December 19, 2025, we entered into an At-the-Market Issuance Sales Agreement (the “ATM Sales Agreement”) with Spartan Capital Securities, LLC (“Spartan”), relating to the sale of shares of our Class A common stock, par value $0.001 per share (“Class A Common Stock”), having an aggregate offering price of up to $50,000,000 from time to time through Spartan, acting as our sales agent or principal, at our discretion. As of the date of this Amendment, we have sold an aggregate of 20,000,000 shares of Class A Common Stock for gross proceeds of approximately $5.2 million under the ATM Sales Agreement.

We are filing this Amendment to the Original Prospectus Supplement as we entered into an amended and restated ATM Sales Agreement on January 16, 2026 (the “Amended ATM Sales Agreement”) to indicate that Spartan will serve as the lead sales agent pursuant to the Amended ATM Sales Agreement and to add Wilson-Davis & Co., Inc., as an additional sales agent (“WDCO,” and in conjunction with Spartan, the “Sales Agents”), relating to the sale of shares of our Class A Common Stock. As the lead sales agent and pursuant to the Amended ATM Sales Agreement, Spartan may, subject to the approval of the Company, which approval may be granted or denied for any or no reason, to add or remove parties constituting the selling group for this offering without filing an additional amendment to the Original Prospectus Supplement.

Our Class A Common Stock is traded on the NYSE American, or the Exchange, under the symbol “GPUS.” The closing price of our Class A Common Stock on January 16, 2026 was $0.297 per share.

Sales of our Class A Common Stock, if any, under this prospectus will be made by any method permitted that is deemed an “at the market” offering as defined in Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), including sales made directly on or through the Exchange or any other existing trading market in the United States for our Class A Common Stock, sales made to or through a market maker other than on an exchange or otherwise, directly to Spartan or WDCO as principals, in negotiated transactions at market prices prevailing at the time of sale or at prices related to such prevailing market prices and/or in any other method permitted by law.

If we and the Sales Agents agree on any method of distribution other than sales of shares of our Class A Common Stock on or through the Exchange or another existing trading market in the United States at market prices, we will file a further prospectus supplement providing all information about such offering as required by Rule 424(b) under the Securities Act. Under the Amended ATM Sales Agreement, the Sales Agents are not required to sell any specific number or dollar amount of securities, but the Sales Agents will act as our sales agents using commercially reasonable efforts consistent with their normal trading and sales practices. There is no arrangement for funds to be received in any escrow, trust or similar arrangement.

The Sales Agents will be entitled to compensation at a commission rate of 2.5% of the gross sales price per share on all sales of shares of Class A Common Stock under the Amended ATM Sales Agreement. See the “Plan of Distribution” for additional information regarding the compensation to be paid to the Sales Agents. In connection with the sale of the shares of Class A Common Stock on our behalf, both Spartan and WDCO will be deemed to be an “underwriter” within the meaning of the Securities Act, and the compensation of Spartan and WDCO will be deemed to be underwriting commissions or discounts. We have also agreed to provide indemnification and contribution to the Sales Agents with respect to certain liabilities, including liabilities under the Securities Act.

Investing in our Class A Common Stock involves a high degree of risk. See “Risk Factors” beginning on page S-8 of the Original Prospectus Supplement, on page 27 of the Prospectus and under similar headings in the other documents that are incorporated by reference herein and therein.

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities, or determined if this Amendment, the Original Prospectus Supplement or the Prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

Spartan Capital Securities, LLC

The date of this Amendment is January 16, 2026

PLAN OF DISTRIBUTION

We entered into the Amended ATM Sales Agreement with Spartan and WDCO under which we may issue and sell from time to time up to $50,000,000 of our Class A Common Stock through Spartan and WDCO, acting as our sales agents. The sales of shares of our Class A Common Stock, if any, under this Amendment and the Original Prospectus Supplement will be made at market prices by any method deemed to be an “at the market offering” as defined in Rule 415(a)(4) under the Securities Act, including sales made directly on the NYSE American, on any other existing trading market for shares of our Class A Common Stock, or to or through a market maker. If we and the Sales Agents agree on any method of distribution other than sales of shares of our Class A Common Stock on or through the NYSE American or another existing trading market in the United States at market prices, we will file a further prospectus supplement providing all information about such offering as required by Rule 424(b) under the Securities Act.

Each time that we wish to issue and sell shares of our Class A Common Stock under the Amended ATM Sales Agreement, we will provide Spartan or WDCO with a placement notice describing the amount of shares to be sold, the time period during which sales are requested to be made, any limitation on the amount of shares of our Class A Common Stock that may be sold in any single day, any minimum price below which sales may not be made or any minimum price requested for sales in a given time period, and any other instructions relevant to such requested sales. Upon receipt of a placement notice, Spartan or WDCO, acting as our sales agent, will use commercially reasonable efforts, consistent with their normal trading and sales practices and applicable state and federal laws, rules and regulations and the rules of the NYSE American, to sell shares of our Class A Common Stock under the terms and subject to the conditions of the placement notice and the Amended ATM Sales Agreement. We or the Sales Agents may suspend the offering of shares of our Class A Common Stock pursuant to a placement notice upon notice and subject to other conditions.

Settlement for sales of shares of Class A Common Stock, unless the parties agree otherwise, will occur on the second trading day, or the relevant standard settlement period then in effect, following the date on which any sales are made in return for payment of the net proceeds to us. There are no arrangements to place any of the proceeds of this offering in an escrow, trust or similar account. Sales of shares of our Class A Common Stock as contemplated in this prospectus supplement will be settled through the facilities of The Depository Trust Company or by such other means as we and the Sales Agents may agree upon.

The offering pursuant to the Amended ATM Sales Agreement will terminate upon the earlier of: (i) the sale of all shares of Class A Common Stock subject to the Amended ATM Sales Agreement, and (ii) termination of the Amended ATM Sales Agreement as permitted therein. We may terminate the Amended ATM Sales Agreement in our sole discretion at any time by giving ten days’ prior notice to Spartan. Further, Spartan may terminate the Amended ATM Sales Agreement under the circumstances specified in the Amended ATM Sales Agreement and in its sole discretion at any time by giving ten days’ prior notice to us.

Fees and Expenses

We will pay commissions to Sales Agents for their services in acting as our sales agent in the sale of shares of Class A Common Stock pursuant to the Amended ATM Sales Agreement. The Sales Agents will be entitled to compensation at a fixed commission rate of 2.5% of the gross sales price per share on all sales of shares of Class A Common Stock sold under the Amended ATM Sales Agreement. Pursuant to the terms of the Amended ATM Sales Agreement, we have agreed to reimburse the Sales Agents in the amount not to exceed [$65,000] for its reasonable and documented out-of-pocket costs and expenses (including but not limited to the reasonable and documented fees and expenses of its legal counsel) incurred in connection with the ATM Sales Agreement and the Amended ATM Sales Agreement. We have also agreed to reimburse Spartan’s legal counsel up to $5,000 incurred in connection with quarterly bring-downs and $7,500 for annual bring-downs required thereunder, as provided in the Amended ATM Sales Agreement. We will report at least quarterly the number of shares of Class A Common Stock sold through the Sales Agents under the Amended ATM Sales Agreement, the net proceeds to us, and the compensation paid by us to the Sales Agents in connection with the sales of Class A Common Stock.

We estimate that the total expenses for this offering, excluding compensation payable to Spartan and certain expenses reimbursable to Spartan under the terms of the Amended ATM Sales Agreement, will be approximately [$45,000.] The remaining sales proceeds, after deducting any expenses payable by us and any transaction fees imposed by any governmental, regulatory, or self-regulatory organization in connection with the sales, will equal our net proceeds for the sale of such shares of Class A Common Stock. Because there are no minimum sale requirements as a condition to this offering, the actual total public offering price, commissions and net proceeds to us, if any, are not determinable at this time. The actual dollar amount and number of shares of Class A Common Stock we sell through this Amendment and the Original Prospectus Supplement will be dependent, among other things, on market conditions and our capital raising requirements.

Other Relationships

Spartan, WDCO and/or their affiliates have in the past engaged, and may in the future engage, in transactions with, and may perform, from time to time, investment banking and advisory services for us in the ordinary course of their business and for which they would receive customary fees and expenses. In addition, in the ordinary course of their business activities, Spartan, WDCO and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates.

This Amendment, the Original Prospectus Supplement, and the Prospectus may be made available in electronic format on websites maintained by the Sales Agents, and the Sales Agents may distribute this Amendment, the Original Prospectus Supplement, and the Prospectus electronically.

Up to $50,000,000

Hyperscale Data, Inc.

Shares of Common Stock

AMENDMENT NO. 1

Spartan Capital Securities, LLC

____________________

The date of this Amendment No. 1 is January 16, 2026